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Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Brian Soares or Christina Chalk

Re:	Revance Therapeutics, Inc.
Schedule 14D-9 filed December 12, 2024
File No. 005-93410

Ladies and Gentlemen:

I am writing on behalf of Revance Therapeutics, Inc. (“Revance”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated December 23, 2024 (the “Comment Letter”) with respect to the above-referenced solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”), filed with the Commission on December 12, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, Revance is filing Amendment No. 1 to the Schedule 14D-9 (the “Amended Schedule 14D-9”). The Amended Schedule 14D-9 reflects revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Schedule 14D-9.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
January 2, 2025

General

1.	Refer to the following disclosures:

•	At the top of page 4 that the summary and description of the Confidentiality Agreement “do not purport to be complete”;

•
The first full paragraph on page 41 that the summary of the Centerview financial analysis “does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview...”

•	The third paragraph on page 53 stating that the “summary of appraisal rights under the DGCL is not complete...

Please revise to remove the implication that these and any other summaries presented in your filing are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.

Response: In response to the Staff’s comment, Revance has revised the disclosure on pages 4, 5, 44 and 57 of the Amended Schedule 14D-9 to remove the implication that the referenced summaries are not complete.

Background of the Offer and the Merger, page 12

2.
We note multiple references in this section to “material open terms” in the merger agreement and other transactional documents being negotiated between Revance and Crown. With a view towards disclosure, please describe these material open terms.

Response: In response to the Staff’s comment, Revance has revised the disclosure on pages 20 and 21 of the Amended Schedule 14D-9 to describe the open terms of the transactional documents being negotiated between Revance and Crown.

Certain Unaudited Prospective Financial Information of Revance, page 37

3.	We note references to summaries of the April, August, and November Projections. Please revise to include the full projections instead of their summaries.

Response:  In response to the Staff’s comment, Revance has revised the February, August, and November Projections on pages 39-42 of the Amended Schedule 14D-9 to include the full financial projections.

Summary of Centerview Financial Analysis, page 45

4.	For each of the valuation methodologies listed, provide the per share value or ranges of values yielded.

Response: In response to the Staff’s comment, Revance respectfully advises the Staff that the summaries of Centerview’s financial analyses in the existing disclosure on pages 45-48 of the Amended Schedule 14D-9 include the range of per share values yielded for each analysis. As a result, Revance believes that no additional disclosure is required.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
January 2, 2025

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the filings, please do not hesitate to contact me at 212-735-3235.

Sincerely,

/s/ Demetrius Warrick
Demetrius Warrick
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Dwight O. Moxie, Revance Therapeutics Inc.
Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP